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                                                                   Exhibit 99.57

(POINTS INTERNATIONAL LTD LOGO)

     POINTS INTERNATIONAL COMPLETES ACQUISITION OF ASSETS OF MILEPOINT, INC.

              Combined solutions to create loyalty industry's most
                         comprehensive product offerings

TORONTO - APRIL 2, 2004 - Points International Ltd. (TSX: PTS), the only independent loyalty exchange service and operator of The Points Exchange at www.points.com, completed the acquisition of substantially all of the assets of MilePoint, Inc., on March 31, 2004. This transaction was announced on March 11, 2004. The purchase price of C$7.5 million was satisfied through a combination of C$3.5 million in cash and four million common shares.

With the completion of the acquisition, Points International has taken another step forward in adding to its impressive partner base and to the potential of both The Points Exchange and its broad portfolio of customer loyalty solutions.

Points International looks forward to building on the long term customer relationships acquired from MilePoint, including Northwest Airlines, Delta Air Lines, and Starwood Hotels.

Points International also welcomes new relationships with several loyalty market experts who have been instrumental in the success of MilePoint. In connection with the acquisition, Points International has retained the consulting services of MilePoint's founders, and loyalty industry veterans, Mark Lacek and Peter Brennan.

ABOUT POINTS INTERNATIONAL LTD.

Points operates The Points Exchange, the only independent loyalty points exchange - at www.points.com - allowing consumers to exchange points and miles from one

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participating loyalty program to another to achieve the rewards they want faster than ever before. The Points Exchange has to date attracted over 35 partners, including industry leaders eBay (Anything Points), American Airlines (the AAdvantage program), InterContinental Hotels (Priority Club(R) Rewards), Air Canada (Aeroplan), US Airways (Dividend Miles), Delta Air Lines (Sky Miles), Imperial Oil (Esso Extra), GiftCertificates.com, Fairmont Hotels & Resorts, Cathay Pacific Airways (Asia Miles), American West Airlines (FlightFund), Alaska Airlines, (Mileage Plan), JCPenney and many more.

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FOR MORE INFORMATION, PRESS ONLY:       FOR INVESTOR RELATIONS,
Jeremy Adams                            Steve Yuzpe
Edelman Public Relations                CFO, Points International
+1 312 233-1226                         +1 416 596 6382
jeremy.adams@edelman.com                Steve.Yuzpe@points.com

                                        FOR PARTNERSHIPS AND OTHER INQUIRIES:
                                        Christopher Barnard
                                        President, Points International
                                        +1 416 596-6381
                                        christopher.barnard@points.com

Points' shares trade on the TSX under the stock symbol PTS. For more information, visit www.points.com.